NO ACT

PE
4-22-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561




10011767

April 27, 2010

John T. McKenna
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-27-10

Re: PetSmart, Inc.
Incoming letter dated April 22, 2010

Dear Mr. McKenna:

This is in response to your letter dated April 22, 2010 concerning the shareholder proposal submitted to PetSmart by William Steiner. We also have received letters on the proponent's behalf dated April 25, 2010 and April 26, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

April 27, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PetSmart, Inc.
Incoming letter dated April 22, 2010

The proposal relates to simple majority voting.

There appears to be some basis for your view that PetSmart may exclude the proposal under rule 14a-8(e)(2) because PetSmart received it after the deadline for submitting proposals. We note in particular your representation that PetSmart did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if PetSmart omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that PetSmart did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant PetSmart's request that the 80-day requirement be waived.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

April 26, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 William Steiner's Rule 14a-8 Proposal
PetSmart, Inc. (PETM)
Simple Majority Vote Topic

Ladies and Gentlemen:

Under the company heading of "Analysis" the company analysis is incomplete and/or defective. The company claims that all email must use "@ssg.petsmart.com" but fails to give the purported effective date for this email address change and whether there was or whether there still is a transition period.

In searching for the "ssg" part of the claimed new investor relations email address – a query retuned the result "Not found" in searching the company 2008 annual report:
http://www.sec.gov/Archives/edgar/data/863157/000095015308000613/p75120e10vk.htm

The company defectively claims that a rule that a proponent need not be informed under certain circumstances, means that a company need not file a timely no action request.

The company was well aware that it needed to timely file a no action request. The attached company February 12, 2010 letter to the Staff stated:
"Accordingly, pursuant to Rule 14a-80), this letter is being submitted not less than 80 calendar days before the Company files its definitive materials and form of proxy with the Commission."

Is too late for the company to submit a no action request especially since the company at least admits that it received part of a rule 14a-8 proposal submittal on January 13, 2010.

The April 22, 2010 no action request was only 6-pages and thus it is incomplete because no action requests are to contain all correspondence. The company had been copied on four letters to the Staff before April 22, 2010.

There may be a further response on April 27, 2010 to the company April 22, 2010 no action request. Any further response by the company will be responded to.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc: William Steiner
Emily Dickinson <edickinson@ssg.petsmart.com>
Corporate Secretary
PH: 623-587-2091
FX: 623-580-6103



JOHN T. MCKENNA
(650) 843-5059
jmckenna@cooley.com

February 12, 2010

VIA EMAIL: *shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: PetSmart, Inc. (File No. 000-21888)
Stockholder Proposal from People for the Ethical Treatment of Animals

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, PetSmart, Inc. (the "***Company***"), to omit from its proxy statement and form of proxy for the Company's 2010 Annual Meeting of Stockholders (collectively, the "***2010 Proxy Materials***") a stockholder proposal and statements in support thereof (collectively the "***Proposal***") received from People for the Ethical Treatment of Animals (the "***Proponent***"). The Proposal requests the Board of Directors to require that its suppliers bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of the law. The Proposal is attached hereto as **Exhibit A**.

This is the fourth stockholder proposal submitted by the Proponent to the Company since 2006. Prior proposals submitted by the Proponent include:

- *PetSmart, Inc.* (avail. Apr. 14, 2006) (proposal to prepare report regarding ending the sale of birds excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations (i.e., sale of particular goods));
- *PetSmart, Inc.* (avail. Mar. 28, 2008) (proposal to implement pet care policies excludable under Rule 14a-8(i)(10) as the proposal had already been substantially implemented by the Company); and
- *PetSmart, Inc.* (avail. Apr. 8, 2009 (proposal to produce a report by December 2009 on the feasibility of PetSmart phasing out the sale of live animals by 2014 excludable under 14a-8(i)(7) as relating to Company's ordinary business operations (i.e., sale of particular goods)).

On behalf of our client, we hereby notify the Division of Corporation Finance of the Securities and Exchange Commission (the "***Commission***") of the Company's intention to omit the Proposal from its 2010 Proxy Materials on any one or all of the bases set forth below, and we respectfully request the staff of the Commission (the "***Staff***") to concur in our view that:

- The Proposal is excludable under Rule 14a-8(i)(7), because the Proposal deals with matters related to the Company's ordinary business operations;

- The Proposal is excludable under Rule 14a-8(i)(5), because it relates to operations which account for less than 5 percent of the Company's total assets, net earnings and gross sales, and is not otherwise significantly related to the Company's business; and

- The Proposal is excludable under Rule 14a-8(i)(3), because it contains materially false or misleading statements.



In accordance with Rule 14a-8(j), a copy of this letter is being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal from the 2010 Proxy Materials. The Company intends to file its definitive 2010 Proxy Materials on or about May 3, 2010. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its definitive materials and form of proxy with the Commission. Pursuant to Staff Legal Bulletin No. 14D (CF) "Shareholder Proposals" (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to *shareholderproposals@sec.gov*.

OPENING STATEMENT

The Company is the nation's leading retail supplier of products, services, and solutions for the lifetime needs of pets. An integral part of its business is selecting and retaining various suppliers and selecting the type of products, including certain small animals, and services to be offered at its retail stores. The Company sells small animals such as birds, small rodents, reptiles and fish. Rather than engaging in the sale of dogs and cats, the Company has instead focused its efforts in working with local organizations to facilitate the adoption of dogs and cats.

The Company is dedicated to the proper and loving treatment of the animals in its care and that of its suppliers. Since 1997, the Company's Vet Assured program has provided a comprehensive veterinarian developed and supervised care program that includes standards for, and the monitoring of, the breeding, care and transportation practices and policies of the Company's pet suppliers, the conduct of examinations by trained associates of all pets before they are offered for sale, and the expert care of pets while in the Company's pet superstores. The polices and procedures also include care guides to ensure pets are provided proper diets and environmental conditions. The Company works diligently to care for the animals in its stores and considers pet care fundamental to its corporate mission. All managers are annually asked to sign an acknowledgement regarding pet care and safety in the Company's pet superstores. The Company routinely reviews and revises its pet care policies and procedures. The Company also offers a toll free telephone number for customers to use and investigates all reports involving the mistreatment of pets in accordance with its policies and procedures.

As stated in the Company's Code of Ethics & Business Conduct "Caring for pets is fundamental to who we are, and each of us is responsible to meet and maintain our high

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

April 25, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 William Steiner's Rule 14a-8 Proposal
PetSmart, Inc. (PETM)
Simple Majority Vote Topic

Ladies and Gentlemen:

There will be a further response to the company April 22, 2010 no action request which seems to ignore the undersigned's April 15, 2010 response.

Since this sort of no action request is sometimes decided very quickly, please advise if the Staff is on the verge of a decision and I will expedite the additional response.

Sincerely,



John Chevedden

cc: William Steiner
Emily Dickinson <edickinson@ssg.petsmart.com>
Corporate Secretary
PH: 623-587-2091
FX: 623-580-6103



JOHN T. MCKENNA
(650) 843-5059
jmckenna@cooley.com

April 22, 2010

VIA EMAIL: *shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: PetSmart, Inc. (File No. 000-21888)
Stockholder Proposal from William Steiner

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, PetSmart, Inc. (the "***Company***"), to omit from its proxy statement and form of proxy for the Company's 2010 Annual Meeting of Stockholders (collectively, the "***2010 Proxy Materials***") a stockholder proposal and statements in support thereof (collectively the "***Proposal***") received from William Steiner (the "***Proponent***"). The Proposal is attached hereto as **Exhibit A**. Mr. Steiner has stated that Mr. Chevedden is his "proxy" with respect to the Proposal and that all communications be directed to Mr. Chevedden with respect to the Proposal. Notwithstanding any statements or inferences herein, the Company does not acknowledge or pass upon whether Mr. Chevedden has been granted a valid and enforceable proxy to act on Mr. Steiner's behalf with respect to the Proposal.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Securities and Exchange Commission (the "***Commission***") of the Company's intention to omit the Proposal from its 2010 Proxy Materials on the basis set forth below, and we respectfully request the staff of the Commission (the "***Staff***") to concur in our view that:

- The Proposal is excludable under Rule 14a-8(e)(2), as the Proposal was not received by the Company until after January 4, 2010 which is the date that is 120 days before the date the Company's proxy statement was released to its stockholders in connection with the prior year's annual meeting.

In accordance with Rule 14a-8(j), a copy of this letter is being mailed on this date to the Proponent and we are providing a courtesy copy to Mr. Chevedden, informing them of the Company's intention to omit the Proposal from the 2010 Proxy Materials. The Company intends to file its definitive 2010 Proxy Materials on or about May 3, 2010. As discussed below, the Company was first made aware of the text of the Proposal on April 14, 2010. Therefore, the Company respectfully requests that the Staff grant a waiver of Rule 14a-8(j)(1), which requires that requests for no action be submitted not less than 80 calendar days before the Company files its definitive materials and form of proxy with the Commission. Pursuant to Staff Legal



Bulletin No. 14D (CF) "Shareholder Proposals" (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

OPENING STATEMENT

The Company is the nation's leading retail supplier of products, services, and solutions for the lifetime needs of pets. An integral part of its business is selecting and retaining various suppliers and selecting the type of products, including certain small animals, and services to be offered at its retail stores. The Company sells small animals such as birds, small rodents, reptiles and fish. Rather than engaging in the sale of dogs and cats, the Company has instead focused its efforts in working with local organizations to facilitate the adoption of dogs and cats.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(e)(2) Because the Proposal was Not Received on or prior to January 4, 2010.

Pursuant to Rule 14a-8(e)(2) a proposal must be received by a registrant not less than 120 days before the date the registrant's proxy statement was released to stockholders in connection with the prior years meeting. The Company's definitive proxy statement for its 2009 Annual Meeting clearly states: "Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the deadline for submitting a stockholder proposal for inclusion in our proxy statement and proxy card for our 2010 Annual Meeting of Stockholders is January 4, 2010." As discussed below, the Company did not receive the Proposal or was even aware of the existence of a proposal until after January 4, 2010.

For the benefit of the Staff and in support of the Company's assertion that it did not have knowledge of, or an actual copy of the text of the Proposal until after January 4, 2010, a chronology of events is set forth below:

- On October 17, 2009, the Proponent purportedly signed and dated the Proposal designating Mr. Chevedden as his "proxy" with authority to forward the Proposal to the Company.
- On December 16, 2009, at 5:21 p.m. Mr. Chevedden purportedly attempted to send the Proposal via email to Scott Crozier, the former Senior Vice President, General Counsel of the Company, at *scott.crozier@petsmart.com*. The Company respectfully advises the Staff that the email address for Mr. Crozier purportedly used by Mr. Chevedden was incorrect. All emails to personnel located at the Company's Phoenix, Arizona headquarters require the use of "*@ssg.petsmart.com*".
- On December 16, 2009, at 5:26 p.m. Mr. Chevedden purportedly attempted to send the Proposal a second time to Mr. Crozier via email to *ir@petsmart.com*. The Company respectfully advises the Staff that the email address for the Company's investor relations department purportedly used by Mr. Chevedden was also incorrect. As set forth in the Company's 2008 Annual Report to Stockholders (available at the

investor relations section of the Company's website) the correct email address for the investor relations department is *investorrelations@ssg.petsmart.com*. In addition, the facsimile number contained in the Proposal itself is currently disconnected and according to Qwest Communications the prefix of 395 is not used in the 623 area code. As set forth in the investor relations section of the Company's website the facsimile number for the investor relations department is (623) 388-8330. We respectfully note that Mr. Chevedden has not asserted that he attempted to send the Proposal via facsimile.

- On January 21, 2010, Mr. Chevedden transmitted via facsimile to Emily Dickinson, Senior Vice President, General Counsel of the Company proof of ownership of 5,600 shares of PetSmart, Inc. Common Stock held by the Proponent through DJF Discount Brokers and dated January 13, 2010. Mr. Chevedden indicated in a handwritten note that the proof of ownership related to a purported "December 16, 2009 Rule 14a-8 Proposal".
- On April 5, 2010, Mr. Chevedden advised the Staff that the Company had not responded to his facsimile of January 13, 2010. The Company respectfully advises the Staff, that although Mr. Chevedden's letter asserts a January 13, 2010 facsimile date, Mr. Chevedden handwrote the date of January 21, 2010 on the facsimile itself thereby supporting the January 21, 2010 date. Ms. Dickinson was copied on such correspondence. In addition, as of such date no proposal had been submitted by M. Chevedden to which the Company could respond.
- On April 6, 2010, the Company advised the Staff of its belief that the Proposal was not properly submitted. Mr. Chevedden was copied on such correspondence.
- On April 9, 2010, Mr. Chevedden again advised the Staff of his belief that the Proposal was properly submitted and enclosed a copy of the "proxy" from the Proponent. Ms. Dickinson was copied on such correspondence.
- On April 14, 2010, Mr. Chevedden provided the Staff the Proposal and his email support for delivery of the Proposal to the Company on December 16, 2009, as discussed above. Ms. Dickinson was copied on such correspondence.
- On April 15, 2010, Mr. Chevedden again advised the Staff of his belief that the Proposal was properly submitted. Ms. Dickinson was copied on such correspondence.
- On April 19, 2010, we, on behalf of the Company, via telephone and email requested Mr. Chevedden to provide us and the Company with proof of delivery of the Proposal. As of the date of this letter, Mr. Chevedden has not provided such proof of delivery.

Even if the Proponent were to argue in the alternative that the facsimile of January 21, 2010, should have alerted the Company to the existence of the Proposal, the Company was under no legal duty to contact Mr. Chevedden or the Proponent to inquire as to why the Company had not received the Proposal, as pursuant to Rule 14a-8(f)(1) under the Securities

Exchange Act of 1934 "a company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline."

In summary, the Company did not see the text of the Proposal until April 14, 2010 and in fact the Proposal has never actually been delivered to the Company, other than as an attachment to correspondence from Mr. Chevedden to the Staff to which Ms. Dickinson was copied. Mr. Chevedden's correspondence to the Staff of April 14, 2010, clearly states that Mr. Chevedden purportedly attempted to send the Proposal to two different email addresses at the Company, neither of which address was correct. Mr. Chevedden has not purported to have delivered the Proposal by any other means, and as of the date of this letter, Mr. Chevedden has not provided any proof of delivery to the Company.

CONCLUSION

Based on the foregoing, we hereby respectfully request the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2010 Proxy Materials. In addition, due to the timing of the correspondence we respectfully request that the Staff also grant a waiver of Rule 14a-8(j)(1) under the Securities Exchange Act of 1934.

Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be pleased to provide you with any additional information and answer any questions you may have regarding this subject. Please do not hesitate to call me at (650) 843-5059 or Robert J. Brigham at (650) 843-5053, if we can be of any further assistance in this matter.

Sincerely,



John T. McKenna

cc: Emily Dickinson, Esq. – *PetSmart, Inc.*
J. Dale Brunk, Esq. – *PetSmart, Inc.*
Robert J. Brigham, Esq. – *Cooley Godward Kronish LLP*

Cooley
GODWARD KRONISH LLP

EXHIBIT A

2010 Shareholder Resolution

[PETM: Rule 14a-8 Proposal, December 16, 2009]

3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal to the fullest extent permitted by law. This includes each 67% supermajority provision in our charter and/or bylaws.

Currently a 1%-minority can frustrate our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-vote. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management. Even a Goodyear (GT) management proposal for annual election of each director failed to pass although 90% of votes cast were yes-votes.

This proposal topic won from 74% to 88% support at these companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in takeover defenses, "Moderate Governance Risk" and "Moderate Concern" in executive pay. Executive incentive pay included stock options (not inherently performance-based because stock prices may raise and fall because of market fluctuations alone) and restricted stock, which was subject to time-based vesting, not performance-based vesting.

Philip Francis had 20-years director tenure and was inside-related – two strikes against independence. Thomas Stemberg had 21-years director tenure – independence concern. Lawrence Del Santo was age 75 – succession planning concern.

We had no shareholder right to vote on our executives' pay, to call a special meeting, act by written consent, elect each director annually, an independent chairman or cumulative voting.



Shareholder proposals to address each of these topics received majority votes or significant votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is a need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote- Yes on 3 [Number to be assigned by the company]

848725 v1/HN

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM